June 2, 2025

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences100 F Street NE

Washington, DC 20549

Re:        GeoVax Labs, Inc.
              Confidential Submission – Draft Registration Statement on Form S-1
              Submitted on June 2, 2025

To the addressee set forth above:

On behalf of our client, GeoVax Labs, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement relates to a proposed public offering by the Company of units consisting of shares of common stock of the Company (“Common Stock”) and warrants to purchase shares of Common Stock.

The Registration Statement is confidentially submitted to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that it will file its registration statement and nonpublic draft submission with respect to the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Should you have any questions or notifications regarding this letter or the Registration Statement, please do not hesitate to contact the undersigned, F. Reid Avett, of Womble Bond Dickinson (US) LLP, counsel to the Company, at (202) 857-4425 or Reid.Avett@wbd-us.com.

Very truly yours,

/s/ F. Reid Avett
F. Reid Avett

cc:	Mark Reynolds GeoVax Labs, Inc.

M. Ali Panjwani Pryor Cashman LLP

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WBD (US) 4902-6029-6775